HART & TRINEN, LLP
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO  80203

William T. Hart, P.C. Donald T. Trinen	Email: harttrinen@aol.com Facsimile: (303) 839-5414
(303) 839-0061

October 21, 2008

Ernest Greene
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Flexible Solutions International Inc.
Form 10-KSB/A year ended December 31, 2007
Form 10-Q/A for the six months ended June 30, 2008

This office represents Flexible Solutions International Inc. (the “Company”).  The Company’s Form 10-KSB/A and 10-Q/A have been field with the Commission.  This letter provides the Company’s responses to the comments received from the Staff by letter dated August 19, 2008.  The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff’s comment letter.  The number under the “Page Number” column indicates the page number in the 10-KSB report where the response to the comment can be found.  The letters “FS” in the page number column refer to the page in the Company’s financial statements included as part of the 10-KSB/A.  The letters “10-Q” in the page number column refer to the page number in the June 30, 2008 10-Q where the response to the comment can be found.

Page Number
1.	Comment noted.

2.	Comment complied with. No multiple or offsetting factors contributed to the changes for the periods involved.	13

3.	The Report of the Company’s Independent Registered Public Accounting Firm has been signed.	FS-1

4.	The subtotal “loss before other items and income tax” has been replaced with the subtotal “operating income (loss)”.	FS-3

5.	The registration rights penalty has been reclassified from other expense to operating expense.	FS-3

6.
‘Other income’ relates entirely to the gain on sale of unused land at the Company’s facility in Peru, Illinois.  The Company did not sell any land in the previous fiscal year, resulting in the variance in this account from the prior year.
13, FS-3

Page Number

7.	The subtotal in the statement of cash flows just prior to changes in non-cash working capital has been removed.	FS-5

8.	The $369,000 relating to the non-cash write down of investments has been removed from investing activities.	FS-5

9.	Segment data for the year ended December 31, 2006 has been added.	FS-22

10.	The auditor’s consent has been revised.	Exh. 23.1

11.	The certifications have been revised in response to this comment.	Exh. 31.1

12.	Exhibit 32 has been revised in response to this comment.	Exh. 32

13.	The comments listed below also pertain to the Company’s June 30, 2008 10-Q:

	● Comment 2 - Comment complied with. No multiple or offsetting factors contributed to the changes for the periods involved.	10Q - 18, 19

	● Comment 4 - The subtotal “loss before other items and income tax” has been replaced with the subtotal “operating income (loss)”.	10Q - 2, 3

	● Comment 7 - The subtotal in the statement of cash flows just prior to changes in non-cash working capital has been removed.	10Q - 4

	● Comment 9 - Segment data for the period ended June 30, 2007 has been added.	10Q - 15

14.	The write down of inventory has been reclassified from other expense to cost of sales.	10Q - 3

15.	The loss on sale of equipment has been reclassified from other expense to operating expense.	10Q - 3

16.	The loss on the sale of equipment represents less than 2% of operating expenses. The write down of inventory is slightly more than 1% of the cost of sales. Since these changes are not material, they are not discussed in the MD&A section of the report.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & TRINEN, L.L.P.

By:	/s/ WILLIAM T. HART
William T. Hart